Consent of Actuary

To the United States Securities and Exchange Commission:

In my capacity as Senior Product Actuary for General American Life Insurance Company, I have provided actuarial advice to MetLife Investors Insurance Company of California, a General American affiliate, concerning a variable life insurance product funded through MetLife Investors Variable Life Account Five.

It is my professional opinion that:

1. The fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

2. The illustrations of Accumulation Account Values, death benefits, and accumulated premiums in the Appendix to the prospectus contained in the Registration Statement are based on the assumptions stated in the illustration, and are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premium and benefits, as shown in the illustrations, appear to be more favorable to prospective purchasers of Policies at the ages shown in the rate class illustrated than to prospective purchasers of Policies at other ages.

3. The information contained in the examples set forth in the section of the prospectus entitled "Death Benefits" is based on the assumptions stated in the examples, and is consistent with the provisions of the Policy.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the heading "Experts" in the prospectus.



/s/KAREN A. KING                                              April 30, 2002
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Karen A. King, FSA, MAAA                                        Date





File #333-69852